SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          ---------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                        CORPORACION DURANGO, S.A. de C.V.
           (formerly known as GRUPO INDUSTRIAL DURANGO, S.A. DE C.V.)
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Series A Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    21986M105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Lic. Gabriel Villegas Salazar
--------------------------------------------------------------------------------
                                 Potasio No. 150
                             Cd. Industrial Durango
                           C.P. 34220, Durango, Mexico
                               011 (525) 729-7082
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 8, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13-1(g) check the following box /_/

                         (Continued on following pages)


                               Page 1 of 18 Pages

------------------------------                    ------------------------------
CUSIP No. 21986M105               13D                    Page 2 of 18 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON

       Administradora Corporativa y Mercantil S.A. de C.V

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                      N/A
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS                                                BK
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION                         MEXICO
--------------------------------------------------------------------------------

NUMBER OF            7   SOLE VOTING POWER                      15,068,000
SHARES               -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER                             0
OWNED BY             -----------------------------------------------------------
EACH                 9   SOLE DISPOSITIVE POWER                 15,068,000
REPORTING PERSON     -----------------------------------------------------------
WITH:                10  SHARED DISPOSITIVE POWER                        0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                 15,068,000
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                 [ ]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             16.0%
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON                                       CO
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
CUSIP No. 21986M105               13D                    Page 3 of 18 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Miguel Rincon Arredondo

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     N/A
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS                                                 OO
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION                     MEXICO
--------------------------------------------------------------------------------

NUMBER OF            7   SOLE VOTING POWER                      25,289,940
SHARES               -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER                    15,068,000*
OWNED BY             -----------------------------------------------------------
EACH                 9   SOLE DISPOSITIVE POWER                 25,289,940
REPORTING PERSON     -----------------------------------------------------------
WITH:                10  SHARED DISPOSITIVE POWER               15,068,000

--------------------------------------------------------------------------------

11     AGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                 30,563,740+
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [X]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         32.5%++
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON                                        IN
--------------------------------------------------------------------------------
* Excludes 4,172,638 shares of Series A Common Stock of Codusa held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the holders of a majority of shares of the Series A Common Stock of Codusa that are not held in the CPO Trust.
+ This number excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.
++ This percentage excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

------------------------------                    ------------------------------
CUSIP No. 21986M105               13D                    Page 4 of 18 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Jose A. Rincon Arredondo

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     N/A
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS                                                 OO
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION                     MEXICO
--------------------------------------------------------------------------------

NUMBER OF            7   SOLE VOTING POWER                      14,452,281
SHARES               -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER                    15,068,000*
OWNED BY             -----------------------------------------------------------
EACH                 9   SOLE DISPOSITIVE POWER                 14,452,281
REPORTING PERSON     -----------------------------------------------------------
WITH:                10  SHARED DISPOSITIVE POWER               15,068,000

--------------------------------------------------------------------------------

11     AGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                 17,466,182+
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [X]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         18.6%++
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON                                        IN
--------------------------------------------------------------------------------
* Excludes 4,172,638 shares of Series A Common Stock of Codusa held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the holders of a majority of shares of the Series A Common Stock of Codusa that are not held in the CPO Trust.
+ This number excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.
++ This percentage excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

------------------------------                    ------------------------------
CUSIP No. 21986M105               13D                    Page 5 of 18 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Jesus Rincon Arredondo

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     N/A
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS                                                 OO
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION                     MEXICO
--------------------------------------------------------------------------------

NUMBER OF            7   SOLE VOTING POWER                      14,450,461
SHARES               -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER                    15,068,000*
OWNED BY             -----------------------------------------------------------
EACH                 9   SOLE DISPOSITIVE POWER                 14,450,461
REPORTING PERSON     -----------------------------------------------------------
WITH:                10  SHARED DISPOSITIVE POWER               15,068,000

--------------------------------------------------------------------------------

11     AGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                 17,466,182+
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [X]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         18.7%++
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON                                        IN
--------------------------------------------------------------------------------
* Excludes 4,172,638 shares of Series A Common Stock of Codusa held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the holders of a majority of shares of the Series A Common Stock of Codusa that are not held in the CPO Trust.
+ This number excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.
++ This percentage excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

------------------------------                    ------------------------------
CUSIP No. 21986M105               13D                    Page 6 of 18 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Wilfrido Rincon Arredondo

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     N/A
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS                                                 OO
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION                     MEXICO
--------------------------------------------------------------------------------

NUMBER OF            7   SOLE VOTING POWER                       6,503,148
SHARES               -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER                    15,068,000*
OWNED BY             -----------------------------------------------------------
EACH                 9   SOLE DISPOSITIVE POWER                  6,503,148
REPORTING PERSON     -----------------------------------------------------------
WITH:                10  SHARED DISPOSITIVE POWER               15,068,000

--------------------------------------------------------------------------------

11     AGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                  7,859,268+
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [X]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          8.4%++
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON                                        IN
--------------------------------------------------------------------------------
* Excludes 4,172,638 shares of Series A Common Stock of Codusa held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the holders of a majority of shares of the Series A Common Stock of Codusa that are not held in the CPO Trust.
+ This number excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.
++ This percentage excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

------------------------------                    ------------------------------
CUSIP No. 21986M105               13D                    Page 7 of 18 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Ignacio Rincon Arredondo

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     N/A
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS                                                 OO
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION                     MEXICO
--------------------------------------------------------------------------------

NUMBER OF            7   SOLE VOTING POWER                       6,503,148
SHARES               -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER                    15,068,000*
OWNED BY             -----------------------------------------------------------
EACH                 9   SOLE DISPOSITIVE POWER                  6,503,148
REPORTING PERSON     -----------------------------------------------------------
WITH:                10  SHARED DISPOSITIVE POWER               15,068,000

--------------------------------------------------------------------------------

11     AGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                  7,859,268+
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [X]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          8.4%++
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON                                        IN
--------------------------------------------------------------------------------
* Excludes 4,172,638 shares of Series A Common Stock of Codusa held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the holders of a majority of shares of the Series A Common Stock of Codusa that are not held in the CPO Trust.
+ This number excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.
++ This percentage excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

------------------------------                    ------------------------------
CUSIP No. 21986M105               13D                    Page 8 of 18 Pages
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON

       Martin Rincon Arredondo

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     N/A
--------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------------

4      SOURCE OF FUNDS                                                 OO
--------------------------------------------------------------------------------

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                  [ ]
--------------------------------------------------------------------------------

6      CITIZENSHIP OR PLACE OF ORGANIZATION                     MEXICO
--------------------------------------------------------------------------------

NUMBER OF            7   SOLE VOTING POWER                       5,058,224
SHARES               -----------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER                    15,068,000*
OWNED BY             -----------------------------------------------------------
EACH                 9   SOLE DISPOSITIVE POWER                  5,058,224
REPORTING PERSON     -----------------------------------------------------------
WITH:                10  SHARED DISPOSITIVE POWER               15,068,000

--------------------------------------------------------------------------------

11     AGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON                                  6,112,984+
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                  [X]
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          6.5%++
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON                                        IN
--------------------------------------------------------------------------------
* Excludes 4,172,638 shares of Series A Common Stock of Codusa held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the holders of a majority of shares of the Series A Common Stock of Codusa that are not held in the CPO Trust.
+ This number excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.
++ This percentage excludes the number of shares of Series A Common Stock of Codusa held in the CPO Trust and the number of shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

1.       SECURITY AND ISSUER.

                    This statement on Schedule 13D (this "Statement") relates to the Series A Common Stock, without par value (the "Series A Common Stock"), of Corporacion Durango, S.A. de C.V., a corporation formed and organized under the laws of the United Mexican States, which has its principal executive offices located at Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico ("Codusa"). This Statement amends and restates the Schedule 13D previously filed by Corporacion Durango, S.A. de C.V. ("Old Codusa") and Administradora Corporativa y Mercantil S.A. de C.V. ("ACM") on April 7, 2000.

2.       IDENTITY AND BACKGROUND.

         (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Statement is filed jointly by (i) Miguel Rincon Arredondo, (ii) Dr. Jose Antonio Rincon Arredondo, (iii) Jesus Rincon Arredondo, (iv) Wilfrido Rincon Arredondo, (v) Ignacio Rincon Arredondo and
                    (vi) Martin incon Arredondo (collectively, the "Rincon Family") and ACM (collectively, the "Reporting Persons"). Miguel Rincon Arredondo, Dr. Jose Antonio Rincon Arredondo and Mayela de la Paz Rincon Arredondo de Velasco serve on the board of directors of ACM, and Jesus Rincon Arredondo, Wilfrido Rincon Arredondo and Ignacio Rincon Arredondo serve as alternates on the board of directors of ACM.

                    Pursuant to Instruction C to Schedule 13D, information is included herein with respect to Mayela de la Paz Rincon Arredondo de Velasco. Mayela de la Paz Rincon Arredondo de Velasco serves on the board of directors of ACM.

                    The Reporting Persons and Mayela de la Paz Rincon Arredondo de Velasco are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

         (b) & (c)  ACM:

                    ACM is a corporation formed and organized under the laws of the United Mexican States. The principal business of ACM is holding the securities of Codusa described herein. The principal business address of ACM, which also serves as its principal office, is Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico. The business and affairs of ACM are managed and administrated by its board of directors and ACM has no executive officers. Each of the members of the board of directors, other than Mayela de la Paz Rincon Arredondo de Velasco, is a Reporting Person.

                    Miguel Rincon Arredondo:

                    The present principal occupation or employment of Miguel Rincon Arredondo is serving as the Chief Executive Officer of Codusa and its operating subsidiaries. Miguel Rincon Arredondo is employed through Administracion Corporativa de Durango, S.A. de C.V., a subsidiary of Codusa located at Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico which is his business address.

                    Dr. Jose Antonio Rincon Arredondo:

                    The present principal occupation or employment of Jose Antonio Rincon Arredondo is serving as the Chief Operating Officer for Codusa and its operating subsidiaries. Jose Antonio Rincon Arredondo is employed through Administracion Corporativa de Durango, S.A. de C.V., a subsidiary of Codusa located at Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico which is his business address.

                    Jesus Rincon Arredondo:

                    The present principal occupation or employment of Jesus Rincon Arredondo is serving as General Manager for Ponderosa Industrial de Mexico, S.A. de C.V., a subsidiary of Codusa located at Boulevard Juan Pablo Segundo, Km. 2.5 Col., Aeropuerto, Chihuahua, C.P. 31390, Chihuahua, Mexico which is his business address.

                    Wilfrido Rincon Arredondo:

                    The present principal occupation or employment of Wilfrido Rincon Arredondo is serving as General Manager of the Pamex division of Codusa. The Pamex division is located at Km.
                    26.5 Carretera Durango-Mexico, C.P. 34348, Durango, Mexico which is his business address.

                    Ignacio Rincon Arredondo:

                    The present principal occupation or employment of Ignacio Rincon Arredondo is serving as General Manager for Empaques de Carton Titan, S.A. de C.V., a subsidiary of Codusa located at Avenida Lazaro Cardenas 2400, Pte. Edificio B-61, San Pedro Garza, C.P. 66220, Garcia N.L., Mexico which is his business address.

                    Martin Rincon Arredondo:

                    The present principal occupation or employment of Martin Rincon Arredondo is serving as Sales Manager for Grupo Pipsamex, S.A. de C.V., a subsidiary of Codusa located at Poniente 140 No. 840, C.P. 02300, Mexico, D.F., Mexico which is his business address.

                    Mayela de la Paz Rincon Arredondo de Velasco:

                    The present principal occupation or employment of Mayela de la Paz Rincon Arredondo de Velasco is serving as the Chief Financial Officer for Codusa and its operating subsidiaries. Mayela de la Paz Rincon Arredondo de Velasco is employed through Administracion Corporativa de Durango, S.A. de C.V., a subsidiary of Codusa located at Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico which is her business address.

         (d) & (e)  During  the  last  five  years,  no Item 2  Person  has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each member of the Rincon Family and Mayela de la Paz Rincon Arredondo de Velasco are citizens of the United Mexican States.

3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On March 28, 2000, Old Codusa acquired 31,807,700 shares of Series A Common Stock of Grupo Industrial Durango, S.A. de C.V. ("Gidusa"), representing 58.9% of the issued and outstanding shares of Series A Common Stock of Gidusa, from the beneficiaries of the Irrevocable Trust Agreement, dated July 19, 1994, among Banco Nacional de Mexico, S.A., as trustee, and the members of the Rincon Family, as amended (the "Rincon Family Trust"), a trust whose principal beneficiaries were the members of the Rincon Family, in a transaction effectuated electronically through the Bolsa Mexicana de Valores, S.A. de

          C.V. (the "Mexican Stock Exchange") for an aggregate purchase price of 1,844,846,600 Mexican pesos. Each such share of Series A Common Stock was purchased at a price of 58.00 Mexican pesos per share.

          The funds used by Old Codusa to acquire the shares of Series A Common Stock were advanced to Old Codusa by a broker-dealer, which advance was immediately repaid by Old Codusa.

          On March 30, 2000, ACM acquired 15,068,000 shares of Series A Common Stock of Gidusa, representing 27.9% of the issued and outstanding shares of Series A Common Stock of Gidusa, in various transactions effectuated electronically through the Mexican Stock Exchange for an aggregate purchase price of 904,080,000 Mexican pesos. Each such share of Series A Common Stock was purchased at a price of 60.00 Mexican pesos per share.

          The funds used by ACM to acquire the Series A Common Stock were borrowed pursuant to a Credit Agreement, dated March 30, 2000, between ACM and Banco Nacional de Mexico, S.A. ("Banamex") (the "ACM Credit Agreement"). Pursuant to the ACM Credit Agreement, Banamex granted ACM funds of up to US$110,000,000 at a variable annual interest rate of 4.5% above the LIBOR rate. Such funds are to be disbursed in two
          tranches:   (i)  one   tranche  of  up  to   US$98,000,000   of  which
          US$97,317,545.75 was disbursed on April 3, 2000 to settle the acquisition of 15,068,000 shares of Series A Common Stock of Gidusa, and (ii) a second tranche of US$12,000,000 which can be used only to pay the interest due for the first twelve months under the ACM Credit Agreement. Interest payments are due quarterly, and the total outstanding principal is due and payable on April 3, 2005.

          As a condition to the disbursement of funds under the ACM Credit Agreement, ACM entered into a pledge agreement (the "Pledge Agreement") with Banamex, Old Codusa, and Acciones y Valores de Mexico, S.A., Casa de Bolsa ("Accival") pursuant to which (i) the 15,068,000 shares of Series A Common Stock of Gidusa acquired by ACM were pledged by ACM to Banamex, and (ii) 4,257,435 shares of Series A Common Stock of Gidusa were pledged by Old Codusa to Banamex, in each case, in order to secure all of ACM's obligations under the ACM Credit Agreement. Pursuant to the Pledge Agreement, Old Codusa and ACM were obligated to ensure that the aggregate number of shares of Series A Common Stock of Gidusa pledged under the Pledge Agreement must always equal at least 35.7745% of the number of issued and outstanding shares of Series A Common Stock of Gidusa.

          Additionally, pursuant to the ACM Credit Agreement, the members of the Rincon Family were required to deposit 1% of the outstanding capital stock of ACM into a trust (the "ACM Trust"). Although the beneficiaries of the ACM Trust are the members of the Rincon Family (in proportion to the number of shares of ACM capital stock contributed by each such member), Banamex has the power to vote the shares of ACM capital stock held by the ACM Trust in certain special situations enumerated in the trust agreement. Such special situations include, but are not limited to, any vote in relation to a change in the bylaws of ACM, a merger or break-up involving ACM, a reduction of the capital stock of ACM, any related party transactions not in the ordinary course of the ACM's business, or a joint venture or strategic alliance with a third party that would result in the loss of decision-making control by the shareholders of ACM.

          Effective February 8, 2002, Old Codusa merged with and into Gidusa (the "Merger"). Prior to the Merger, the Rincon Family, as a group, owned all of the issued and outstanding equity interests of Old Codusa. In connection with the Merger, each of the outstanding shares of Series A Common Stock owned by Old Codusa were cancelled and Gidusa issued an aggregate of 72,227,202 shares of Series A Common Stock to the members of the Rincon Family as consideration for their equity interests in Old Codusa. On February 12, 2002, the estatutos (by-laws) of Gidusa were amended to change the name of Gidusa to Corporacion Durango, S.A. de C.V.

          As a result of the Merger, the shares pledged by Old Codusa to Banamex under the Pledge Agreement and the obligation of Old Codusa to ensure that the aggregate number of shares of Series A Common Stock of Gidusa pledged under the Pledge Agreement must always equal at least 35.7745% of the number of issued and outstanding shares of Series A Common Stock of Gidusa were extinguished. The Rincon Family is currently negotiating with Banamex with respect to the substitution of collateral under the ACM Credit Agreement.

4.        PURPOSE OF TRANSACTION.

          Old Codusa and ACM acquired their shares of Series A Common Stock in order to consolidate the Rincon Family's operational companies under one corporate entity. The Merger was consummated in order to facilitate this consolidation. Although the Reporting Persons, together or individually, have no immediate intention to effect any additional transactions in the shares of Series A Common Stock of Codusa, they may acquire additional shares of Series A Common Stock of Codusa or dispose of some or all of the shares of Series A Common Stock of Codusa based upon a number of factors, including the Reporting Persons' evaluation of Codusa's business prospects and financial condition, the market for Codusa's shares, general economic and stock market conditions and other investment opportunities.

5.        INTEREST IN SECURITIES OF THE ISSUER.

          As of February 8, 2002, the total amount of issued and outstanding shares of Series A Common Stock of Codusa was 94,072,122.

         (a)        ACM:

                    ACM owns 15,068,000 shares of Series A Common Stock of Codusa, representing 16.0% of the issued and outstanding Series A Common Stock of Codusa.

                    Miguel Rincon Arredondo:

                    Miguel Rincon Arredondo owns 25,289,940 shares of Series A Common Stock of Codusa, representing 26.9% of the issued and outstanding Series A Common Stock of Codusa. Miguel Rincon Arredondo, directly and through his interest in the ACM Trust, owns 35.0% of the equity interests of ACM. As a director of ACM, Miguel Rincon Arredondo is deemed to be the beneficial owner of 15,068,000 shares of Series A Common Stock of Codusa owned by ACM, representing 16.0% of the issued and outstanding Series A Common Stock of Codusa. In addition, pursuant to Rule 13d-5(b)(1), Miguel Rincon Arredondo is deemed to beneficially own all shares of Series A Common Stock of Codusa owned by each of the other Reporting Persons. As a result, Miguel Rincon Arredondo is deemed to beneficially own 87,072,122 shares of Series A Common Stock of Codusa, representing 92.8% of the issued and outstanding Series A Common Stock of Codusa. Miguel Rincon Arredondo disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by each of the other Reporting Persons, other than ACM, and disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

                    Dr. Jose Antonio Rincon Arredondo:

                    Jose Antonio Rincon Arredondo owns 14,452,281 shares of Series A Common Stock of Codusa, representing 15.4% of the issued and outstanding Series A Common Stock of Codusa. Jose Antonio Rincon Arredondo, directly and through his interest in the ACM Trust, owns 20.0% of the equity interests of ACM. As a director of ACM, Jose Antonio Rincon Arredondo is deemed to be the beneficial owner of 15,068,000 shares of Series A Common Stock of Codusa owned by ACM, representing 16.0% of the issued and outstanding Series A Common Stock of Codusa. In addition, pursuant to Rule 13d-5(b)(1), Jose Antonio Rincon Arredondo is deemed to beneficially own all shares of Series A Common Stock of Codusa owned by each of the other Reporting Persons. As a result, Jose Antonio Rincon Arredondo is deemed to beneficially own 87,072,122 shares of Series A Common Stock of Codusa, representing 92.8% of the issued and outstanding Series A Common Stock of Codusa. Jose Antonio Rincon Arredondo disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by each of the other Reporting

                    Persons, other than ACM, and disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

                    Jesus Rincon Arredondo:

                    Jesus Rincon Arredondo owns 14,450,461 shares of Series A Common Stock of Codusa, representing 15.4% of the issued and outstanding Series A Common Stock of Codusa. Jesus Rincon Arredondo, directly and through his interest in the ACM Trust, owns 20.0% of the equity interests of ACM. As an alternate director of ACM, Jesus Rincon Arredondo is deemed to be the beneficial owner of 15,068,000 shares of Series A Common Stock of Codusa owned by ACM, representing 16.0% of the issued and outstanding Series A Common Stock of Codusa. In addition, pursuant to Rule 13d-5(b)(1), Jesus Rincon Arredondo is deemed to beneficially own all shares of Series A Common Stock of Codusa owned by each of the other Reporting Persons. As a result, Jesus Rincon Arredondo is deemed to beneficially own 87,072,122 shares of Series A Common Stock of Codusa, representing 92.8% of the issued and outstanding Series A Common Stock of Codusa. Jesus Rincon Arredondo disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by each of the other Reporting Persons, other than ACM, and disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

                    Wilfrido Rincon Arredondo:

                    Wilfrido Rincon Arredondo owns 6,503,148 shares of Series A Common Stock of Codusa, representing 6.9% of the issued and outstanding Series A Common Stock of Codusa. Wilfrido Rincon Arredondo, directly and through his interest in the ACM Trust, owns 9.0% of the equity interests of ACM. As an alternate director of ACM, Wilfrido Rincon Arredondo is deemed to be the beneficial owner of 15,068,000 shares of Series A Common Stock of Codusa owned by ACM, representing 16.0% of the issued and outstanding Series A Common Stock of Codusa. In addition, pursuant to Rule 13d-5(b)(1), Wilfrido Rincon Arredondo is deemed to beneficially own all shares of Series A Common Stock of Codusa owned by each of the other Reporting Persons. As a result, Wilfrido Rincon Arredondo is deemed to beneficially own 87,072,122 shares of Series A Common Stock of Codusa, representing 92.8% of the issued and outstanding Series A Common Stock of Codusa. Wilfrido Rincon Arredondo disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by each of the other Reporting Persons, other than ACM, and disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

                    Ignacio Rincon Arredondo:

                    Ignacio Rincon Arredondo owns 6,503,148 shares of Series A Common Stock of Codusa, representing 6.9% of the issued and outstanding Series A Common Stock of Codusa. Ignacio Rincon Arredondo, directly and through his interest in the ACM Trust, owns 9.0% of the equity interests of ACM. As an alternate director of ACM, Ignacio Rincon Arredondo is deemed to be the beneficial owner of 15,068,000 shares of Series A Common Stock of Codusa owned by ACM, representing 16.0% of the issued and outstanding Series A Common Stock of Codusa. In addition, pursuant to Rule 13d-5(b)(1), Ignacio Rincon Arredondo is deemed to beneficially own all shares of Series A Common Stock of Codusa owned by each of the other Reporting Persons. As a result, Ignacio Rincon Arredondo is deemed to beneficially own 87,072,122 shares of Series A Common Stock of Codusa, representing 92.8% of the issued and outstanding Series A Common Stock of Codusa. Ignacio Rincon Arredondo disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by each of the other Reporting Persons, other than ACM, and disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

                    Martin Rincon Arredondo:

                    Martin Rincon Arredondo owns 5,058,224 shares of Series A Common Stock of Codusa, representing 5.4% of the issued and outstanding Series A Common Stock of Codusa. Martin Rincon Arredondo, directly and through his interest in the ACM Trust, owns 7.0% of the equity interests of ACM. In addition, pursuant to Rule 13d-5(b)(1), Martin Rincon Arredondo is deemed to beneficially own all shares of Series A Common Stock of Codusa owned by each of the other Reporting Persons. As a result, Martin Rincon Arredondo is deemed to beneficially own 87,072,122 shares of Series A Common Stock of Codusa, representing 92.8% of the issued and outstanding Series A Common Stock of Codusa. Martin Rincon Arredondo disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by each of the other Reporting Persons, other than ACM, and disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by ACM other than to the extent of his ownership of ACM.

                    Mayela de la Paz Rincon Arredondo de Velasco:

                    As a director of ACM, Mayela de la Paz Rincon Arredondo de Velasco is deemd to be the beneficial owner of 15,068,000 shares of Series A Common Stock of Codusa owned by ACM, representing 16.0% of the issued and outstanding Series A Common Stock of Codusa. Mayela de la Paz Rincon Arredondo de Velasco disclaims beneficial ownership of the shares of Series A Common Stock of Codusa held by ACM.

         (b)        ACM:

                    ACM has the sole power to vote and dispose of the shares of Series A Common Stock of Codusa owned by it.

                    Miguel Rincon Arredondo:

                    Miguel Rincon Arredondo has the sole power to vote and dispose of 25,289,940 shares of Series A Common Stock of Codusa. Although no individual member of the Rincon Family has the power to vote the shares of Series A Common Stock of Codusa owned by ACM, Miguel Rincon Arredondo, as a director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock of Codusa, representing 16.0% of the outstanding voting stock of Codusa, owned by ACM. In addition, pursuant to the terms of the Trust Agreement, dated November 24, 1989, between Nacional Financiera S.N.C. ("NAFIN"), as the grantor and as the trustee (the "CPO Trustee") (the "CPO Trust Agreement"), voting rights with respect to the 4,172,638 shares of Series A Common Stock held in the CPO Trust as of December 31, 2001, representing 4.4% of the voting stock of Codusa, held in trust for the benefit of parties other than the Rincon Family (the "CPO Trust"), are exercisable only by the CPO Trustee and must be voted in the same manner as the holders of the majority of shares of Series A Common Stock that are not held in the CPO Trust and that are voted at the relevant meeting. Although there is no agreement with respect to the voting of their shares, currently the Rincon Family collectively owns a majority of the shares of Series A Common Stock that are not held in the CPO Trust. For a more detailed description of the CPO Trust and the CPO Trust Agreement, see Item 6.

                    Dr. Jose Antonio Rincon Arredondo:

                    Jose Antonio Rincon Arredondo has the sole power to vote and dispose of 14,452,281 shares of Series A Common Stock of Codusa. Although no individual member of the Rincon Family has the power to vote the shares of Series A Common Stock of Codusa owned by ACM, Jose Antonio Rincon Arredondo, as a director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock of Codusa, representing 16.0% of the outstanding voting stock of Codusa, owned by ACM. In addition, pursuant to the terms of the CPO Trust Agreement, voting rights with respect to the 4,172,638 shares of Series A Common Stock held in the CPO Trust as of December 31, 2001, representing 4.4% of the voting stock of Codusa, are exercisable only by the CPO Trustee and must be voted in the same manner as the holders of the majority of shares of Series A Common Stock that are not held in the CPO Trust and that are voted at the relevant meeting. Although there is no agreement with respect to the voting of their shares, currently the Rincon Family collectively owns a majority of the shares of Series A Common Stock that are not held in the CPO Trust. For a more detailed description of the CPO Trust and the CPO Trust Agreement, see Item 6.

                    Jesus Rincon Arredondo:

                    Jesus Rincon Arredondo has the sole power to vote and dispose of 14,450,461 shares of Series A Common Stock of Codusa. Although no individual member of the Rincon Family has the power to vote the shares of Series A Common Stock of Codusa owned by ACM, Jesus Rincon Arredondo, as an alternate director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock of Codusa, representing 16.0% of the outstanding voting stock of Codusa, owned by ACM. In addition, pursuant to the terms of the CPO Trust Agreement, voting rights with respect to the 4,172,638 shares of Series A Common Stock held in the CPO Trust as of December 31, 2001, representing 4.4% of the voting stock of Codusa, are exercisable only by the CPO Trustee and must be voted in the same manner as the holders of the majority of shares of Series A Common Stock that are not held in the CPO Trust and that are voted at the relevant meeting. Although there is no agreement with respect to the voting of their shares, currently the Rincon Family collectively owns a majority of the shares of Series A Common Stock that are not held in the CPO Trust. For a more detailed description of the CPO Trust and the CPO Trust Agreement, see Item 6.

                    Wilfrido Rincon Arredondo:

                    Wilfrido Rincon Arredondo has the sole power to vote and dispose of 6,503,148 shares of Series A Common Stock of Codusa. Although no individual member of the Rincon Family has the power to vote the shares of Series A Common Stock of Codusa owned by ACM, Wilfrido Rincon Arredondo, as an alternate director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock of Codusa, representing 16.0% of the outstanding voting stock of Codusa, owned by ACM. In addition, pursuant to the terms of the CPO Trust Agreement, voting rights with respect to the 4,172,638 shares of Series A Common Stock held in the CPO Trust as of December 31, 2001, representing 4.4% of the voting stock of Codusa, are exercisable only by the CPO Trustee and must be voted in the same manner as the holders of the majority of shares of Series A Common Stock that are not held in the CPO Trust and that are voted at the relevant meeting. Although there is no agreement with respect to the voting of their shares, currently the Rincon Family collectively owns a majority of the shares of Series A Common Stock that are not held in the CPO Trust. For a more detailed description of the CPO Trust and the CPO Trust Agreement, see Item 6.

                    Ignacio Rincon Arredondo:

                    Ignacio Rincon Arredondo has the sole power to vote and dispose of 6,503,148 shares of Series A Common Stock of Codusa. Although no individual member of the Rincon Family has the power to vote the shares of Series A Common Stock of Codusa owned by ACM, Ignacio Rincon Arredondo, as an alternate director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock of Codusa, representing 16.0% of the outstanding voting stock of Codusa, owned by ACM. In addition, pursuant to the terms of the CPO Trust Agreement, voting rights with respect to the 4,172,638 shares of Series A Common Stock held in the CPO Trust as of December 31, 2001, representing 4.4% of the voting stock of Codusa, are exercisable only by the CPO Trustee and must be voted in the same manner as the holders of the majority of shares of Series A Common Stock that are not held in the CPO Trust and that are voted at the relevant meeting. Although there is no agreement with respect to the voting of their shares, currently the Rincon Family collectively owns a majority of the shares of Series A Common Stock that are not held in the CPO Trust. For a more detailed description of the CPO Trust and the CPO Trust Agreement, see Item 6.

                    Martin Rincon Arredondo:

                    Martin Rincon Arredondo has the sole power to vote and dispose of 5,058,224 shares of Series A Common Stock of Codusa. Although no individual member of the Rincon Family has the power to vote the shares of Series A Common Stock of Codusa owned by ACM, Martin Rincon Arredondo, as a shareholder of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock of Codusa, representing 16.0% of the outstanding voting stock of Codusa, owned by ACM. In addition, pursuant to the terms of the CPO Trust Agreement, voting rights with respect to the 4,172,638 shares of Series A Common Stock held in the CPO Trust as of December 31, 2001, representing 4.4% of the voting stock of Codusa, are exercisable only by the CPO Trustee and must be voted in the same manner as the holders of the majority of shares of Series A Common Stock that are not held in the CPO Trust and that are voted at the relevant meeting. Although there is no agreement with respect to the voting of their shares, currently the Rincon Family collectively owns a majority of the shares of Series A Common Stock that are not held in the CPO Trust. For a more detailed description of the CPO Trust and the CPO Trust Agreement, see Item 6.

                    Mayela de la Paz Rincon Arredondo de Velasco:

                    Mayela de la Paz Rincon Arredondo de Velasco, as a director of ACM, has shared power to vote and dispose of the 15,068,000 shares of Series A Common Stock of Codusa, representing 16.0% of the outstanding voting stock of Codusa, owned by ACM.

          (c) Except as set forth in this Statement, none of the Reporting Persons has effected any transaction in shares of Series A Common Stock during the past sixty days.

          (a)       Not applicable.

          (b)       Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the terms of the CPO Trust Agreement, certain shares of Series A Common Stock of Codusa are held in the CPO Trust by NAFIN, as the CPO Trustee, for the benefit of the holders of certain Ordinary Participation Certificates ("CPOs") issued by the CPO Trustee.

          The CPO trust is a vehicle established under the auspices of the Foreign Investment Commission and other governmental entities of the Mexican government as a mechanism to permit an investment by non-Mexican investors in CPOs representing an interest in shares that may not be purchased directly by such investors. The CPOs, which are negotiable instruments under Mexican law, are issued by the CPO Trustee pursuant to the terms of the CPO Trust Agreement. Each CPO represents an interest in one share of Series A Common Stock held in the CPO Trust.

          Holders of CPOs are not entitled to exercise any voting rights with respect to the Series A Common Stock held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust Agreement to vote such Series A Common Stock in the same manner as the holders of a majority of the Series A Common Stock that are not held in the CPO Trust and that are voted at the relevant meeting. Although there is no agreement with respect to the voting of their shares, currently the Rincon Family collectively owns a majority of the shares of Series A Common Stock that are not held in the CPO Trust.

          The CPO Trust and the CPOs issued under the CPO Trust Agreement will expire on November 24, 2019. As of December 31, 2001, the most recent date for which such information is available, 4,172,638 shares of Series A Common Stock of Codusa were held in the CPO Trust.

7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit No.   Exhibit

              99.1  Joint Filing Agreement, dated February [__], 2002.

              99.2 Credit Agreement, dated March 30, 2000, between Banco Nacional de Mexico, S.A. and Administradora Corporativa y Mercantil, S.A. de C.V., accompanied by a summary in the English language. (Incorporated by reference to Exhibit 99.2 filed as an exhibit to Schedule 13D filed with the United States Securities and Exchange Commission by Old Codusa on April 7, 2000.)

              99.3 Pledge Agreement, dated March 30, 2000, among Banco Nacional de Mexico, S.A., Corporacion Durango, S.A. de C.V., Administradora Corporativa y Mercantil, S.A. de C.V. and Acciones y Valores de Mexico, S.A. de C.V., accompanied by a summary in the English language. (Incorporated by reference to Exhibit 99.3 filed as an exhibit to Schedule 13D filed with the United States Securities and Exchange Commission by Old Codusa on April 7, 2000.)

              99.4 Trust Agreement, dated November 24, 1989, between Nacional Financiera, S.N.C., as grantor, and Nacional Financiera S.N.C., Trust Department, as the CPO Trustee, accompanied by a translation in the English language. (Incorporated by reference to Exhibit 4.4 filed as an exhibit to the registration statement on Form F-1 filed with the United States Securities and Exchange Commission by Gidusa on June 10, 1994.)

              99.5 Irrevocable Trust Agreement, dated March 30, 2000, among Banco Bilbao Vizcaya-Mexico, S.A., as trustee, Miguel Rincon Arredondo, Dr. Jose Antonio Rincon Arredondo, Jesus Rincon Arredondo, Wilfrido Rincon Arredondo, Ignacio Rincon Arredondo and Martin Rincon Arredondo, as grantors and beneficiaries, and Banco Nacional de Mexico S.A. as beneficiary, accompanied by a translation in the English language. (Incorporated by reference to Exhibit 99.5 filed as an exhibit to Schedule 13D filed with the United States Securities and Exchange Commission by Old Codusa on April 7, 2000.)

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 27, 2002

                       Administradora Corporativa y Mercantil, S.A. de C.V.



                         By /s/ Mayela de la Paz Rincon Arredondo de Velasco
                           -----------------------------------------------------
                           Name:  Mayela de la Paz Rincon Arredondo de Velasco
                           Title: Director

                       Miguel Rincon Arredondo



                         /s/ Miguel Rincon Arredondo
                       ---------------------------------------------------------

                       Jose A. Rincon Arredondo



                         /s/ Jose A. Rincon Arredondo
                       ---------------------------------------------------------

                       Jesus Rincon Arredondo



                         /s/ Jesus Rincon Arredondo
                       ---------------------------------------------------------

                       Wilfrido Rincon Arredondo



                         /s/ Wilfrido Rincon Arredondo
                       ---------------------------------------------------------

                       Ignacio Rincon Arredondo



                         /s/ Ignacio Rincon Arredondo
                       ---------------------------------------------------------

                       Martin Rincon Arredondo



                         /s/ Martin Rincon Arredondo
                       ---------------------------------------------------------